May 14, 2021

VIA EDGAR

Tom Jones, Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, NE – Mail Stop 3030

Washington, DC 20549

Re:	Sequans Communications S.A.

Registration Statement on Form F-3

Filed May 7, 2021

File No. 333-255865

Dear Mr. Jones:

Sequans Communications S.A. hereby requests effectiveness of the above referenced Registration Statement on Form F-3 pursuant to Rule 461 at 1:00 p.m. Washington, DC time on May 18, 2021 or as soon as practicable thereafter.

Please notify Brett Cooper of Orrick, Herrington & Sutcliffe LLP at (415) 773-5918 of such effectiveness.

Sincerely, Sequans Communications S.A.

/s/ Deborah Choate
Deborah Choate, Chief Financial Officer